28 October 2008

PT Indosat Tbk

IDX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

(As of 30 September 2008)

Rp33.15 trillion

Issued shares

5,433,933,500

Share Price (IIT)

(As of 30 September 2008) US$32.75.

Hi/Lo (9 mo) US$35.22 / US$29.20

Share Price (ISAT)

(As of 30 September 2008) Rp6,750.-

Hi/Lo (9 mo) Rp8,750 / Rp5,300

Major Shareholders

(As of 30 September 2008)

ICL entities                                     40.81%

Government of Indonesia              14.29%

Fidelity entities                               11.75%

Goldman Sachs entities                  8.64%

Noonday / Farallon entities             7.95%

Skagen AS entities                          6.03%

Public                                                10.53%

IDR  to  USD Conversion

1 USD = Rp9,430 (30 September 2008)

Corporate and Bond Ratings

Moodys: Stable Outlook

: Ba1/Local Currency Rating

: Ba2/Foreign Currency Rating

S&P

: Stable Outlook

: BB-/LT Foreign Issuer Credit

: BB-/LT Local Issuer Credit

Fitch

: Stable Outlook

: BB-/Foreign Currency LT Debt

: BB-/Local Currency LT Debt

Pefindo: idAA+/LT Local Currency Debt

Investor Relations Division

PT Indosat Tbk - Indonesia

Ph: +62 21 3869614/300030001

Fax : +62 21 3804045

E-mail : investor@indosat.com

http://www.indosat.com

Nine Months 2008 Results

Investor Memo

Financial Summary For Period Ended 30 September 2008 (in Rp billion)

	9M -2007	9M -2008	Change (%)
Operating Revenues	11,880.0	13,648.8	14.9%
Operating Expenses	8,675.6	10,315.7	18.9%
Operating Income	3,204.4	3,333.1	4.0%
Other Income (Expenses)	(1,134.5)	(1,262.4)	11.3%
Net Income	1,445.1	1,473.1	1.9%
EBITDA	6,258.3	6,718.9	7.4%
EPS (in Rp)	265.9	271.1	1.9%

Balance Sheet as of  30 September 2008 (in Rp billion)

	9M -2007	9M -2008	Change (%)
Total Assets	41,262.4	48,600.6	17.8%
Total Liabilities*	25,020.3	31,296.4	25.1%
Total Stockholders Equity	15,945.0	16,995.9	6.6%

*exclude minority interests

Financial Ratios as of  30 September 2008

	Formula	9M-2007 (%)	9M-2008 (%)
EBITDA Margin	EBITDA/Operating Revenues	52.7	49.2
Interest Coverage	EBITDA/Interest Expense	623.2	499.0
Gross Debt to Equity	Gross Debt /Total Equity	95.5	112.3
Net Debt to Equity	Net Debt / Total Equity	56.0	73.2

Highlights of the 9M-2008 results

•

Indosat continues growing its revenue double digit year on year in 9M-08 despite intensifying competition this year.

•

Cellular revenues grew by 11.8% driven by increasing subscriber base   reaching 35.5 million by end of September 2008.

•

Fixed data services grew by 35.3% driven mainly by increase of Internet, leased lines and IPVPN.

•

Fixed voice (Fixed telecommunication) services revenues grew by 11.7% driven mainly by increase of IDD traffic and additional Starone subscribers reaching of 896 thousand subscribers by end of September 2008.

•

Indosat partially prepaid its USD bonds due 2010 and 2012 of US$205 milion triggered by Change of Control (CoC)

•

The committed capital expenditure was Rp8,391.7 billion with 76% for cellular network. The company has rolled out 2,336 new BTS and now operates total 13,096 BTS as of end September 2008.

NINE MONTHS 2008

OPERATING AND FINANCIAL RESULTS

Jakarta, 28 October 2008.  PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated Nine Months 2008.The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles (GAAP).

Operating revenues

Operating Revenues was Rp13,648.8 billion, an increase of Rp1,768.8 billion or grew 14.9% compared to 9M-2007. The cellular services, fixed data services and fixed voice services contributed 75%, 16% and 9% respectively.

Cellular. The cellular operating revenues was Rp10,226.0 billion, an increase of 11.8% from Rp9,146.4 billion in the 9M-2007 driven by increase of subscriber base. As of 30 September 2008, Indosat cellular subscribers were 35.5 million subscribers or a total net add of 13.5 million subscribers from end 9M-2007 or 11 million from end of 2007. ARPU cellular was Rp39,574 or decline 25.9% year on year due to the continue decrease in tariffs as the impact of lower interconnection charges and intensified competition.

Fixed Data (MIDI). Operating revenues from fixed data services grew 35.3%, from Rp1,568.2 billion in 9M-2007 to Rp2,121.2 billion in 9M-2008 primarily due to increase revenues in Internet, leased lines and IPVPN.

Fixed Voice (Fixed Telecommunication). Operating revenues from Fixed Voice services increased from Rp1,165.3 billion in 9M-2007 to Rp1,301.5 billion in 9M-2008 or grew by 11.7% on a year-on-year basis due to increase of international call (IDD) revenue and fixed wireless services revenue. The increase of IDD revenue driven mainly by increase of IDD incoming traffic through volume committment. Fixed wireless services contribution increased from 13.7% to 14.9% of total Fixed Voice revenues due to net add of around 38after frequency migration in Jakarta.

Operating expenses

Operating expenses increased by Rp1,640.2 billion, or 18.9%, from Rp8,675.6 billion in the 9M-2007 to Rp10,315.7 billion in the 9M-2008 mostly in  cost of services, such government levies, rent, utilities site and interconnection, in depreciation and amortization expenses,  and in marketing expenses as the competition becoming intensifying.

Cost of Services expenses. It increased by Rp1,034.0 billion, or 30.5%, from Rp3,389.0 billion in 9M-2007 to Rp4,423.0 billion in 9M-2008. The increase was due to increase in government levies, utilities sites, rental site, SIM card costs and interconnection expenses due to our network expansion. Government levies are mostly include frequency fee including annual 3G license payment, USO and concession fee.

Depreciation and Amortization expenses. It increased by Rp331.9 billion or 10.9% from Rp3,053.9 billion in the 9M-2007 to Rp3,385.8 billion for the 9M-2008. The increase in depreciation expenses follows the increase in capital expenditures.

Personnel expenses. It increased by Rp31.1 billion, or 2.6%, from Rp1,205.0 billion in 9M-2007 to Rp1,236.2 billion in 9M-2008. Personnel expenses grew primarily due to an adjustment in salary due to higher inflation rate after increasing oil price since end of May 2008.

Administration & General expenses. It increased by Rp50.0 billion or 9.7%, from Rp517.6 billion in 9M-2007 to Rp567.6 billion in 9M-2008. The increase was due to increase in rent, communication and office utilities while there was a decrease in professional fee and insurance.

Marketing expenses. It increased by Rp193.0 billion or 37.8%, from Rp510.1 billion in 9M-2007 to Rp703.2 billion in 9M-2008. The increase was due to aggressive marketing campaigns & promotion as well as customer loyalty programs in responding to tighter competition. As the percentage of revenue, Indosat still maintains its marketing expenses around 5% of total gross operating revenues.

Other income/ (expenses)

Other expenses increased from Rp1,134.5 billion in 9M-2007 to Rp1,262.4 billion in 9M-2008. The increased due to higher in financing costs and loss in foreign exchange  and fair valued of derivative due to depreciation of IDR.

Financing cost. It increased by Rp349.1 or 33.9% from Rp1,028.6 billion in 9M-2007 to Rp1,377.7 billion in 9M-2008, due to new bond and loan issuances in late 2007 and 2008. These debts were issued to finance capital expenditure.

Gain (Loss) on Foreign Exchange-Net and Gain (Loss) on change in fair value of derivative-net. Indosat recorded a loss in net-foreign exchange by Rp18.9 billion from Rp26.2 billion in 9M-2007 to Rp45.1 billion in 9M-2008 due to weakening of the Rupiah against the US Dollar during Nine Months of this year. Indosat recorded an increased loss on change in fair value of derivative-net by Rp47.8 billion in 9M-2008 compared 9M-2007 due to increased in interest rates.

Interest income. It increased by Rp202.4 billion or 133.9% from Rp151.2 billion in 9M-2007 to Rp353.5 billion in 9M-2008 due to the higher average cash balance and higher interest rate.

Status of debt

Indosat debt composition in 2008 was Rp 11,687 billion in bonds and Rp 7,397 billion in loans. Indosat debt currency composition was 68.3% in Rupiah and 31.7% in USD. This composition was initiated to reduce foreign currency exposure.

In June 2008, Indosat entered into a credit facility agreement with 13 banks and financial institutions with ING N.V. Bank and DBS Bank Ltd. as the arranger. The total amount of the facility is US$450,000. The purpose of this facility is to finance the Company’s (i) capital expenditure, (ii) purchase of a portion of its Guaranteed Notes Due 2010 and/or Guaranteed Notes Due 2012, and/or (iii) general working capital requirements. As of September 30, 2008, the Company has withdrawn US$150 million out of the total facility.

Indosat had Change of Control Offers which was made in connection with the indirect acquisition by Qatar Telecom (Qtel) Q.S.C. of Indosat through ICL. In September 2008, Indosat repaid US$65,253,000 aggregate principal amount of its 7.75% Guaranteed Notes due 2010 and US$140,590,000 of its 7.125% Guaranteed Notes due 2012.

In September 2008, Indosat signed a loan agreement with Bank BCA for the amount of Rp500 billion with tenor of 3 years with interest of 3Month JIBOR + 2.25%. As of September 30, 2008, the Company has not withdrawn the facility.

Overall, as of 30 September 2008, the Company had outstanding debt of Rp19,083.8 billion. We had hedging facility amounting to USD450.0 million or representing 68.15% of our USD denominated borrowings. While the cash position as at 30 September 2008 was Rp6,646.7 billion. Therefore the net debt was Rp12,437.1 billion.

Capital expenditures

In 9M-2008 Indosat committed Rp8,391.7 billion for capital expenditure mainly for cellular network and services expansion. Indosat plans its total capital expenditure in 2008 of US$1.4 billion

The committed capital expenditure as 9M-2008 which allocated: (i) Rp6,394.9 billion for cellular network, (ii) Rp1,678.0 billion for fixed telecom, fixed data, backbone and subsidiary company, (iii) Rp166.0 billion for IT, and (iv) Rp152.8 billion  for regional activities and properties.

Network Development

In Nine Months of 2008, Indosat added 2,336 new BTSs so that the total BTSs as of 30 September 2008 were 13,096.

In the first nine months of 2008, we have installed 2,336 new BTSs since January 2008 and total company’s BTSs as of 30 September, 2008 were 13,096. Indosat cellular coverage was in 33 provinces or covered the all provinces, 440 Regencies or 97.3% of total regencies and 3,538 districts or 65.8% of total districts in Indonesia. As of 30 September, 2007, we operate 9,413 BTS, 225 base station controllers and 54 mobile switching centers.

As of 30 September

  FY 2007

9M 2008

Additional

Base Stations (BTS)

10,760

13,096

2,336

Base station controllers

238

284

46

Mobile switching centers

56

75

19

Cellular Services

Ramadhan Mudik Program

During Ramadhan festive season, Indosat launched the Ramadhan Mudik Program consisted among others mall posko which provide more facilities compare to last year including bigger tent area, messages, food stand, fashion, praying facilities, restroom stores and various value added services.

Indosat received MURI record for biggest voucher 6m x 4m with biggest denomination of Rp2,000,000.

As appreciation for customers and members of FMC (Frontliners Matrix, Mentari, IM3 and StarOne) and IOC (Indosat Outlet Community), Indosat provides Mudik Bareng (Back to Hometown Together) Program using 16 buses for 600 person dan 500 motorcycles for 1,000 people. Every person who use bus will receive Rp100,000, ID Card, T-shirt and bag while helmet and jacket who use motorcycle.

In August 2008, Indosat launched Mentari Thousands Call for only One Thousand Rupiah per day which was customized for each region. For customers in Java, customer should register and pay Rp1,000 to get 3600 seconds to call on net between 00.00 and 17.00 while for customers outside Java who has used voice call of up to Rp1,000 will get 3600 seconds to call on net during that day. This program will be valid until 31 December 2008.

In July 2008, Indosat launched IM3 program Rp1 for all day for all IM3 customers varies among regions. The program was valid until August 19th 2008.

In August 2008, Indosat launched Rp0.1/second and Rp0.1 per SMS all day for all IM3 customers varies among areas. The program will be valid until 31 October 2008.

In September 2008, Indosat launched IM3 Super Voucher 2000 SMS, with denomination Rp 30K, active period 30 days, and SMS tariff to all operators Rp15/SMS.

In July 2008, Indosat launched SMS Bonus program to all Matrix Auto customers which offers 10 SMS for Rp7,000 usage/day. The program was valid until 31 September 2008.

In August 2008, Indosat launched Blackberry BOLD for our Matrix customers who are mostly corporate customers with very competitive price. Customers can also pay in monthly payment which is bundled with our Matrix monthly usage. Indosat also gathered five big distributors to distribute the products into our customers.

Fixed Data (MIDI) Services

PT Indosat Mega Media (IndosatM2) continues offer newly IM2 Prepaid Wireless Broadband which enables the users to access internet through HSDPA (High Speed Downlink Packet Access) with prepaid method of payment. The user must buy the USIM inserted starter pack, and reload voucher with amount of Rp150,000, further activation can be made online through IM2 websites.

IndosatM2 also introduced HYBRID Feature to limit customers’ internet usage based on specific package. Customers can add value through reloading a prepaid voucher.

Fixed Voice Services

In order to accelerate sales, in July StarOne released Bundling Handset Promo with ZTE C310. Bundling Customer will get benefit Free Voice Call to StarOne Local numbers & Free SMS to all StarOne National during next 6 month after first activation.

In June 2008, Indosat released StarOne Community Program, which is offering Free On Net Local and Free Call among Community member. This program is open for any kind of communities, sport community, hobbies community or even corporate community. This is the first Community Program for Prepaid Subscriber in CDMA’s market. By only registering 25 members, subscriber will get Community’s Promo Benefit.

RECENT DEVELOPMENTS

Indosat as the telecommunication partner for the the 1st Bali Asian Beach Games 2008 Indosat Single Voucher StarOne 15 minutes calls for only Indosat fully repaid Indosat Bond III

Indosat again is entrusted by the government to support international event namely The 1st Bali Asian Beach Games 2008 which was held in Bali in 2008 starting on 18 October 2008. As the only operator supporting the event, Indosat will provide various communication facilities in cooperation with its subsidiaries Lintasarta and IM2 such as internet, fixed and mobile voice communication, data communication, live telecast satellite, 3.5 G broadband and data center, Wi-Fi hotspot along with virtual private network.

On October 24, 2008, in order to simplify reload method among Indosat GSM and CDMA, Indosat launched single voucher Indosat that apply to all Indosat product, both GSM and CDMA. Using this Single Voucher, Indosat customers can reload the pulse into their GSM (Mentari & IM3) and StarOne.

On October 22, 2008, Indosat launched StarOne Call 5 minutes, Pay only 5 minutes for StarOne customers. The promotion is valid to call to all operators 24 hours and will be valid until 31 December 2008.

On October 22, 2008, Indosat fully repaid the principal and interest of Indosat Bond III Series A of Year 2003 amounting to Rp1.86 Trillion.

Disclaimer Statement

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

Status of Debt

200	2032
2,500
815	2011
2,600
1,080

234.7	2010
109.4	2012

285	2011
400	2014
570	2013

2,000	2012
2,000	2012
500	2013
434.3	2013

22.8	2011
93.0	2019
27.0	2016
23.4	2019
150.0	2013

2009

8.9	2009
49.9	2011

FY07

1

	1	2	1	2	5	2	3	4

			5,269,934	10,696,012					1.0%
			52,017	231,902					3.5%
			5,321,951	10,927,914					1.1%

			21,148,714	34,641,443					0.6%
			877,876	831,893					-0.1%
			22,026,590	35,473,336					0.6%

			47,351	35,696					-0.2%
			180,912	189,526					0.0%
			53,421	39,574					-0.3%
			9,413	13,096					0.4%
			70.4	99.6					0.4%
										-1.$%
										-1.$%

			19,195	47,524					1.5%
			50,664	102,359					1.0%
			13.7	14.6					0.1%	-1.$%
										-1.$%
			1,054	1,477					0.4%	-1.$%
			10,513	12,502					0.2%
			799	596					-0.3%
			5,837	13,107					1.2%	-1.$%
										-1.$%
										-1.$%
	7,772	8,000	975	905					-0.1%	-1.$%
	1,996	2,753	4,590	4,474					-0.0%
			1,815	2,065					0.1%
			3,890	5,600					0.4%
										-1.$%

			24,334	14,417					-0.4%	-1.$%
			1,354	1,225					-0.1%
			335	523					0.6%	-1.$%

			202,600,569	345,228,110					0.7%
			893,508,776	1,048,056,788					0.2%
			1,096,109,345	1,393,284,898					0.3%
			4.4	3.0					-0.3%

			487,467	824,827					0.7%
			29,512	70,933					1.4%
			516,979	895,760					0.7%

			26,960	20,119					-0.3%
			182,810	102,709					-0.4%
			35,718	24,903					-0.3%

			7,689	7,746					0.0%

CC-IS Consol-ENG

1000000000
				9430

	2007	2008

	9,146.4	10,226.0	1,084.4	0.1%
	1,568.2	2,121.2	224.9	0.4%
	1,165.3	1,301.5	138.0	0.1%
	11,880.0	13,648.8	1,447.4	0.1%

	3,389.0	4,423.0	469.0	0.3%
	3,053.9	3,385.8	359.0	0.1%
	1,205.0	1,236.2	131.1	0.0%
	510.1	703.2	74.6	0.4%
	517.6	567.6	60.2	0.1%
	8,675.6	10,315.7	1,093.9	0.2%

	3,204.4	3,333.1	353.5	0.0%

	151.2	353.5	37.5	1.3%
	(1,028.6)	(1,377.7)	(146.1)	0.3%
	(169.9)	(169.9)	(18.0)	0.0%
	(5.7)	(53.5)	(5.7)	8.3%
	(26.2)	(45.1)	(4.8)	0.7%
	(55.3)	30.3	3.2	1.5%
	(1,134.5)	(1,262.4)	(133.9)	0.1%

	2,069.9	2,070.7	219.6	0.0%

	(455.9)	(578.2)	(61.3)	0.3%
	(141.1)	2.8	0.3	-1.0%
	(597.0)	(575.4)	(61.0)	-0.0%

	1,472.9	1,495.3	158.6	0.0%

	(27.8)	(22.2)	(2.4)	-0.2%

	1,445.1	1,473.1	156.2	0.0%

	265.95	271.10	0.03	0.0%

	13,297.27	13,554.78	1.44	0.0%

	6,258.3	6,718.9
	52.68%	49.23%

CC-BS Consol-ENG

1000000000

			9430

	2007	2008

	6,303.9	6,646.7	704.8
			-
			-
	197.0	93.9	10.0
	1,038.3	1,149.8	121.9
	12.4	24.3	2.6
	114.2	179.0	19.0
	20.9	121.8	12.9
	34.4	66.3	7.0
	804.1	515.7	54.7
	639.3	963.7	102.2
	41.3	53.7	5.7
	9,205.6	9,814.7	1,040.8

	47.2	37.5	4.0
	76.0	96.7	10.3
	0.3	1.0	0.1
	2.7	2.7	0.3
	27,733.9	34,923.0	3,703.4
	2,413.9	2,129.9	225.9
	101.0	73.2	7.8
	213.3	188.6	20.0
	1,007.8	683.3	72.5
	460.7	649.9	68.9
	32,056.8	38,785.9	4,113.0

	41,262.4	48,600.6	5,153.8

	8.9	6.7	0.7
	348.1	563.2	59.7
	4,580.1	6,084.2	645.2
	302.6	396.8	42.1
	1,392.5	1,534.8	162.8
	786.0	1,064.2	112.9
	91.1	45.7	4.8
	132.8	108.2	11.5

	257.2	602.4	63.9
	1,050.0	1,916.4	203.2
	79.3	55.5	5.9
	9,028.7	12,378.1	1,312.6

	23.6	35.9	3.8
	1,412.1	1,488.7	157.9

	715.0	1,595.9	169.2
	1,401.2	5,198.7	551.3
	11,803.0	9,770.4	1,036.1
	636.7	828.8	87.9
	15,991.6	18,918.4	2,006.2

	25,020.3	31,296.5	3,318.8

	297.1	308.2	32.7

	543.4	543.4	57.6
	1,546.6	1,546.6	164.0

	403.8	403.8	42.8
	3.3	5.3	0.6

	80.3	100.7	10.7
	11,922.5	12,923.0	1,370.4
	1,445.1	1,473.1	156.2
	13,447.8	14,496.8	1,537.3
	15,945.0	16,995.9	1,802.3

	41,262.4	48,600.6	5,153.8

	0.0	0.0	0.0

CC-Cash Flow-ENG

		9.430

12,036.9	13,707.6	1,453.6
147.5	311.3	33.0
194.7	271.3	28.8
3.7	-	-

(5,351.4)	(7,669.6)	(813.3)
(912.6)	(1,362.9)	(144.5)
(312.9)	(690.5)	(73.2)
(57.6)	(58.9)	(6.2)
1.4	(2.4)	(0.26)
5,749.6	4,506.0	477.8

40.1	17.8	1.9
-	1.3	0.1
0.3	1.1	0.1
(4,541.7)	(6,180.3)	(655.4)
-	(8.5)	(0.9)
47.7	-	-
(794.0)	-	-
(5,247.6)	(6,168.6)	(654.1)

2,050.9	1,946.6	206.4
3,000.0	1,650.0	175.0
-	109.1	11.6
(6.4)	2.9	0.3
-	(1,947.8)	(206.6)
(705.1)	(1,021.0)	(108.3)
(1,328.9)	(448.6)	(47.6)
(31.3)	(29.2)	(3.1)
(9.8)	(5.6)	(0.6)
2,969.4	256.4	27.2

3,471.4	(1,406.3)	(149.1)

2,807.3	8,053.0	854.0

25.3	-	-

6,304.0	6,646.7	704.8

240.4	250.6	26.6
2,566.9	7,802.4	827.4

2,807.3	8,053.0	854.0

753.7	2,515.6	266.8
0.0	266.6	28.3
113.6	-	-
88.2	-	-
(90.8)	-	-

CC-IS Consol-INA

2008	2007

10,226.0	9,146.4	0.1%
2,121.2	1,568.2	0.4%
1,301.5	1,165.3	0.1%
13,648.8	11,880.0	0.1%

4,423.0	3,389.0	0.3%
3,385.8	3,053.9	0.1%
1,236.2	1,205.0	0.0%
703.2	510.1	0.4%
567.6	517.6	0.1%
10,315.7	8,675.6	0.2%

3,333.1	3,204.4	0.0%

353.5	151.2	1.3%
(1,377.7)	(1,028.6)	0.3%
(169.9)	(169.9)	0.0%
(53.5)	(5.7)	8.3%
(45.1)	(26.2)	0.7%
30.3	(55.3)	1.5%
(1,262.4)	(1,134.5)	0.1%

2,070.7	2,069.9	0.0%

(578.2)	(455.9)	0.3%
2.8	(141.1)	-1.0%
(575.4)	(597.0)	-0.0%

1,495.3	1,472.9	0.0%

(22.2)	(27.8)	-0.2%

1,473.1	1,445.1	0.0%

271.10	265.95	0.0%

13,554.78	13,297.27	0.0%

CC-BS Consol-INA

2008	2007

6,646.7	6,303.9

93.9	197.0
1,149.8	1,038.3
24.3	12.4
179.0	114.2
121.8	20.9
66.3	34.4
515.7	804.1
963.7	639.3
53.7	41.3
9,814.7	9,205.6

37.5	47.2
96.7	76.0
1.0	0.3
2.7	2.7
34,923.0	27,733.9
2,129.9	2,413.9
73.2	101.0
188.6	213.3
683.3	1,007.8
649.9	460.7
38,785.9	32,056.8

48,600.6	41,262.4

0.0	-

6.7	8.9
563.2	348.1
6,084.2	4,580.1
396.8	302.6
1,534.8	1,392.5
1,064.2	786.0
45.7	91.1
108.2	132.8

602.4	257.2
1,916.4	1,050.0
55.5	79.3
12,378.1	9,028.7

35.9	23.6
1,488.7	1,412.1

1,595.9	715.0
5,198.7	1,401.2
9,770.4	11,803.0
828.8	636.7
18,918.4	15,991.6

31,296.5	25,020.3

308.2	297.1

543.4	543.4
1,546.6	1,546.6
403.8	403.8
5.3	3.3

100.7	80.3
12,923.0	11,922.5
1,473.1	1,445.1
14,496.8	13,447.8
16,995.9	15,945.0

48,600.6	41,262.4

-	-

CC-Cash Flow-INA

13,707.6	12,036.9
311.3	147.5
271.3	194.7
-	3.7

(7,669.6)	(5,351.4)
(1,362.9)	(912.6)
(690.5)	(312.9)
(58.9)	(57.6)
(2.43)	1.4
4,506.0	5,749.6

17.8	40.1
1.3	-
1.1	0.3
(6,180.3)	(4,541.7)
(8.5)	-
-	47.7
-	(794.0)
(6,168.6)	(5,247.6)

1,946.6	2,050.9
1,650.0	3,000.0
109.1	-
2.9	(6.4)
(1,947.8)	-
(1,021.0)	(705.1)
(448.6)	(1,328.9)
(29.2)	(31.3)
(5.6)	(9.8)
256.4	2,969.4

(1,406.3)	3,471.4

8,053.0	2,807.3

-	25.3

6,646.7	6,304.0

250.6	240.4
7,802.4	2,566.9

8,053.0	2,807.3

2,515.6	753.7
266.6	0.0
-	113.6
-	88.2
-	(90.8)

-	-

CC-IS Consol-ENG

1000000000
				9430

	2007	2008

	9,146.4	10,226.0	1,084.4	0.1%
	1,568.2	2,121.2	224.9	0.4%
	1,165.3	1,301.5	138.0	0.1%
	11,880.0	13,648.8	1,447.4	0.1%

	3,389.0	4,423.0	469.0	0.3%
	3,053.9	3,385.8	359.0	0.1%
	1,205.0	1,236.2	131.1	0.0%
	510.1	703.2	74.6	0.4%
	517.6	567.6	60.2	0.1%
	8,675.6	10,315.7	1,093.9	0.2%

	3,204.4	3,333.1	353.5	0.0%

	151.2	353.5	37.5	1.3%
	(1,028.6)	(1,377.7)	(146.1)	0.3%
	(169.9)	(169.9)	(18.0)	0.0%
	(5.7)	(53.5)	(5.7)	8.3%
	(26.2)	(45.1)	(4.8)	0.7%
	(55.3)	30.3	3.2	1.5%
	(1,134.5)	(1,262.4)	(133.9)	0.1%

	2,069.9	2,070.7	219.6	0.0%

	(455.9)	(578.2)	(61.3)	0.3%
	(141.1)	2.8	0.3	-1.0%
	(597.0)	(575.4)	(61.0)	-0.0%

	1,472.9	1,495.3	158.6	0.0%

	(27.8)	(22.2)	(2.4)	-0.2%

	1,445.1	1,473.1	156.2	0.0%

	265.95	271.10	0.03	0.0%

	13,297.27	13,554.78	1.44	0.0%

	6,258.3	6,718.9
	52.68%	49.23%

CC-BS Consol-ENG

1000000000

			9430

	2007	2008

	6,303.9	6,646.7	704.8
			-
			-
	197.0	93.9	10.0
	1,038.3	1,149.8	121.9
	12.4	24.3	2.6
	114.2	179.0	19.0
	20.9	121.8	12.9
	34.4	66.3	7.0
	804.1	515.7	54.7
	639.3	963.7	102.2
	41.3	53.7	5.7
	9,205.6	9,814.7	1,040.8

	47.2	37.5	4.0
	76.0	96.7	10.3
	0.3	1.0	0.1
	2.7	2.7	0.3
	27,733.9	34,923.0	3,703.4
	2,413.9	2,129.9	225.9
	101.0	73.2	7.8
	213.3	188.6	20.0
	1,007.8	683.3	72.5
	460.7	649.9	68.9
	32,056.8	38,785.9	4,113.0

	41,262.4	48,600.6	5,153.8

	8.9	6.7	0.7
	348.1	563.2	59.7
	4,580.1	6,084.2	645.2
	302.6	396.8	42.1
	1,392.5	1,534.8	162.8
	786.0	1,064.2	112.9
	91.1	45.7	4.8
	132.8	108.2	11.5

	257.2	602.4	63.9
	1,050.0	1,916.4	203.2
	79.3	55.5	5.9
	9,028.7	12,378.1	1,312.6

	23.6	35.9	3.8
	1,412.1	1,488.7	157.9

	715.0	1,595.9	169.2
	1,401.2	5,198.7	551.3
	11,803.0	9,770.4	1,036.1
	636.7	828.8	87.9
	15,991.6	18,918.4	2,006.2

	25,020.3	31,296.5	3,318.8

	297.1	308.2	32.7

	543.4	543.4	57.6
	1,546.6	1,546.6	164.0

	403.8	403.8	42.8
	3.3	5.3	0.6

	80.3	100.7	10.7
	11,922.5	12,923.0	1,370.4
	1,445.1	1,473.1	156.2
	13,447.8	14,496.8	1,537.3
	15,945.0	16,995.9	1,802.3

	41,262.4	48,600.6	5,153.8

	0.0	0.0	0.0

CC-Cash Flow-ENG

		9.430

12,036.9	13,707.6	1,453.6
147.5	311.3	33.0
194.7	271.3	28.8
3.7	-	-

(5,351.4)	(7,669.6)	(813.3)
(912.6)	(1,362.9)	(144.5)
(312.9)	(690.5)	(73.2)
(57.6)	(58.9)	(6.2)
1.4	(2.4)	(0.26)
5,749.6	4,506.0	477.8

40.1	17.8	1.9
-	1.3	0.1
0.3	1.1	0.1
(4,541.7)	(6,180.3)	(655.4)
-	(8.5)	(0.9)
47.7	-	-
(794.0)	-	-
(5,247.6)	(6,168.6)	(654.1)

2,050.9	1,946.6	206.4
3,000.0	1,650.0	175.0
-	109.1	11.6
(6.4)	2.9	0.3
-	(1,947.8)	(206.6)
(705.1)	(1,021.0)	(108.3)
(1,328.9)	(448.6)	(47.6)
(31.3)	(29.2)	(3.1)
(9.8)	(5.6)	(0.6)
2,969.4	256.4	27.2

3,471.4	(1,406.3)	(149.1)

2,807.3	8,053.0	854.0

25.3	-	-

6,304.0	6,646.7	704.8

240.4	250.6	26.6
2,566.9	7,802.4	827.4

2,807.3	8,053.0	854.0

753.7	2,515.6	266.8
0.0	266.6	28.3
113.6	-	-
88.2	-	-
(90.8)	-	-

CC-IS Consol-INA

2008	2007

10,226.0	9,146.4	0.1%
2,121.2	1,568.2	0.4%
1,301.5	1,165.3	0.1%
13,648.8	11,880.0	0.1%

4,423.0	3,389.0	0.3%
3,385.8	3,053.9	0.1%
1,236.2	1,205.0	0.0%
703.2	510.1	0.4%
567.6	517.6	0.1%
10,315.7	8,675.6	0.2%

3,333.1	3,204.4	0.0%

353.5	151.2	1.3%
(1,377.7)	(1,028.6)	0.3%
(169.9)	(169.9)	0.0%
(53.5)	(5.7)	8.3%
(45.1)	(26.2)	0.7%
30.3	(55.3)	1.5%
(1,262.4)	(1,134.5)	0.1%

2,070.7	2,069.9	0.0%

(578.2)	(455.9)	0.3%
2.8	(141.1)	-1.0%
(575.4)	(597.0)	-0.0%

1,495.3	1,472.9	0.0%

(22.2)	(27.8)	-0.2%

1,473.1	1,445.1	0.0%

271.10	265.95	0.0%

13,554.78	13,297.27	0.0%

CC-BS Consol-INA

2008	2007

6,646.7	6,303.9

93.9	197.0
1,149.8	1,038.3
24.3	12.4
179.0	114.2
121.8	20.9
66.3	34.4
515.7	804.1
963.7	639.3
53.7	41.3
9,814.7	9,205.6

37.5	47.2
96.7	76.0
1.0	0.3
2.7	2.7
34,923.0	27,733.9
2,129.9	2,413.9
73.2	101.0
188.6	213.3
683.3	1,007.8
649.9	460.7
38,785.9	32,056.8

48,600.6	41,262.4

0.0	-

6.7	8.9
563.2	348.1
6,084.2	4,580.1
396.8	302.6
1,534.8	1,392.5
1,064.2	786.0
45.7	91.1
108.2	132.8

602.4	257.2
1,916.4	1,050.0
55.5	79.3
12,378.1	9,028.7

35.9	23.6
1,488.7	1,412.1

1,595.9	715.0
5,198.7	1,401.2
9,770.4	11,803.0
828.8	636.7
18,918.4	15,991.6

31,296.5	25,020.3

308.2	297.1

543.4	543.4
1,546.6	1,546.6
403.8	403.8
5.3	3.3

100.7	80.3
12,923.0	11,922.5
1,473.1	1,445.1
14,496.8	13,447.8
16,995.9	15,945.0

48,600.6	41,262.4

-	-

CC-Cash Flow-INA

13,707.6	12,036.9
311.3	147.5
271.3	194.7
-	3.7

(7,669.6)	(5,351.4)
(1,362.9)	(912.6)
(690.5)	(312.9)
(58.9)	(57.6)
(2.43)	1.4
4,506.0	5,749.6

17.8	40.1
1.3	-
1.1	0.3
(6,180.3)	(4,541.7)
(8.5)	-
-	47.7
-	(794.0)
(6,168.6)	(5,247.6)

1,946.6	2,050.9
1,650.0	3,000.0
109.1	-
2.9	(6.4)
(1,947.8)	-
(1,021.0)	(705.1)
(448.6)	(1,328.9)
(29.2)	(31.3)
(5.6)	(9.8)
256.4	2,969.4

(1,406.3)	3,471.4

8,053.0	2,807.3

-	25.3

6,646.7	6,304.0

250.6	240.4
7,802.4	2,566.9

8,053.0	2,807.3

2,515.6	753.7
266.6	0.0
-	113.6
-	88.2
-	(90.8)

-	-

CC-IS Consol-ENG

1000000000
				9430

	2007	2008

	9,146.4	10,226.0	1,084.4	0.1%
	1,568.2	2,121.2	224.9	0.4%
	1,165.3	1,301.5	138.0	0.1%
	11,880.0	13,648.8	1,447.4	0.1%

	3,389.0	4,423.0	469.0	0.3%
	3,053.9	3,385.8	359.0	0.1%
	1,205.0	1,236.2	131.1	0.0%
	510.1	703.2	74.6	0.4%
	517.6	567.6	60.2	0.1%
	8,675.6	10,315.7	1,093.9	0.2%

	3,204.4	3,333.1	353.5	0.0%

	151.2	353.5	37.5	1.3%
	(1,028.6)	(1,377.7)	(146.1)	0.3%
	(169.9)	(169.9)	(18.0)	0.0%
	(5.7)	(53.5)	(5.7)	8.3%
	(26.2)	(45.1)	(4.8)	0.7%
	(55.3)	30.3	3.2	1.5%
	(1,134.5)	(1,262.4)	(133.9)	0.1%

	2,069.9	2,070.7	219.6	0.0%

	(455.9)	(578.2)	(61.3)	0.3%
	(141.1)	2.8	0.3	-1.0%
	(597.0)	(575.4)	(61.0)	-0.0%

	1,472.9	1,495.3	158.6	0.0%

	(27.8)	(22.2)	(2.4)	-0.2%

	1,445.1	1,473.1	156.2	0.0%

	265.95	271.10	0.03	0.0%

	13,297.27	13,554.78	1.44	0.0%

	6,258.3	6,718.9
	52.68%	49.23%

CC-BS Consol-ENG

1000000000

			9430

	2007	2008

	6,303.9	6,646.7	704.8
			-
			-
	197.0	93.9	10.0
	1,038.3	1,149.8	121.9
	12.4	24.3	2.6
	114.2	179.0	19.0
	20.9	121.8	12.9
	34.4	66.3	7.0
	804.1	515.7	54.7
	639.3	963.7	102.2
	41.3	53.7	5.7
	9,205.6	9,814.7	1,040.8

	47.2	37.5	4.0
	76.0	96.7	10.3
	0.3	1.0	0.1
	2.7	2.7	0.3
	27,733.9	34,923.0	3,703.4
	2,413.9	2,129.9	225.9
	101.0	73.2	7.8
	213.3	188.6	20.0
	1,007.8	683.3	72.5
	460.7	649.9	68.9
	32,056.8	38,785.9	4,113.0

	41,262.4	48,600.6	5,153.8

	8.9	6.7	0.7
	348.1	563.2	59.7
	4,580.1	6,084.2	645.2
	302.6	396.8	42.1
	1,392.5	1,534.8	162.8
	786.0	1,064.2	112.9
	91.1	45.7	4.8
	132.8	108.2	11.5

	257.2	602.4	63.9
	1,050.0	1,916.4	203.2
	79.3	55.5	5.9
	9,028.7	12,378.1	1,312.6

	23.6	35.9	3.8
	1,412.1	1,488.7	157.9

	715.0	1,595.9	169.2
	1,401.2	5,198.7	551.3
	11,803.0	9,770.4	1,036.1
	636.7	828.8	87.9
	15,991.6	18,918.4	2,006.2

	25,020.3	31,296.5	3,318.8

	297.1	308.2	32.7

	543.4	543.4	57.6
	1,546.6	1,546.6	164.0

	403.8	403.8	42.8
	3.3	5.3	0.6

	80.3	100.7	10.7
	11,922.5	12,923.0	1,370.4
	1,445.1	1,473.1	156.2
	13,447.8	14,496.8	1,537.3
	15,945.0	16,995.9	1,802.3

	41,262.4	48,600.6	5,153.8

	0.0	0.0	0.0

CC-Cash Flow-ENG

		9.430

12,036.9	13,707.6	1,453.6
147.5	311.3	33.0
194.7	271.3	28.8
3.7	-	-

(5,351.4)	(7,669.6)	(813.3)
(912.6)	(1,362.9)	(144.5)
(312.9)	(690.5)	(73.2)
(57.6)	(58.9)	(6.2)
1.4	(2.4)	(0.26)
5,749.6	4,506.0	477.8

40.1	17.8	1.9
-	1.3	0.1
0.3	1.1	0.1
(4,541.7)	(6,180.3)	(655.4)
-	(8.5)	(0.9)
47.7	-	-
(794.0)	-	-
(5,247.6)	(6,168.6)	(654.1)

2,050.9	1,946.6	206.4
3,000.0	1,650.0	175.0
-	109.1	11.6
(6.4)	2.9	0.3
-	(1,947.8)	(206.6)
(705.1)	(1,021.0)	(108.3)
(1,328.9)	(448.6)	(47.6)
(31.3)	(29.2)	(3.1)
(9.8)	(5.6)	(0.6)
2,969.4	256.4	27.2

3,471.4	(1,406.3)	(149.1)

2,807.3	8,053.0	854.0

25.3	-	-

6,304.0	6,646.7	704.8

240.4	250.6	26.6
2,566.9	7,802.4	827.4

2,807.3	8,053.0	854.0

753.7	2,515.6	266.8
0.0	266.6	28.3
113.6	-	-
88.2	-	-
(90.8)	-	-

CC-IS Consol-INA

2008	2007

10,226.0	9,146.4	0.1%
2,121.2	1,568.2	0.4%
1,301.5	1,165.3	0.1%
13,648.8	11,880.0	0.1%

4,423.0	3,389.0	0.3%
3,385.8	3,053.9	0.1%
1,236.2	1,205.0	0.0%
703.2	510.1	0.4%
567.6	517.6	0.1%
10,315.7	8,675.6	0.2%

3,333.1	3,204.4	0.0%

353.5	151.2	1.3%
(1,377.7)	(1,028.6)	0.3%
(169.9)	(169.9)	0.0%
(53.5)	(5.7)	8.3%
(45.1)	(26.2)	0.7%
30.3	(55.3)	1.5%
(1,262.4)	(1,134.5)	0.1%

2,070.7	2,069.9	0.0%

(578.2)	(455.9)	0.3%
2.8	(141.1)	-1.0%
(575.4)	(597.0)	-0.0%

1,495.3	1,472.9	0.0%

(22.2)	(27.8)	-0.2%

1,473.1	1,445.1	0.0%

271.10	265.95	0.0%

13,554.78	13,297.27	0.0%

CC-BS Consol-INA

2008	2007

6,646.7	6,303.9

93.9	197.0
1,149.8	1,038.3
24.3	12.4
179.0	114.2
121.8	20.9
66.3	34.4
515.7	804.1
963.7	639.3
53.7	41.3
9,814.7	9,205.6

37.5	47.2
96.7	76.0
1.0	0.3
2.7	2.7
34,923.0	27,733.9
2,129.9	2,413.9
73.2	101.0
188.6	213.3
683.3	1,007.8
649.9	460.7
38,785.9	32,056.8

48,600.6	41,262.4

0.0	-

6.7	8.9
563.2	348.1
6,084.2	4,580.1
396.8	302.6
1,534.8	1,392.5
1,064.2	786.0
45.7	91.1
108.2	132.8

602.4	257.2
1,916.4	1,050.0
55.5	79.3
12,378.1	9,028.7

35.9	23.6
1,488.7	1,412.1

1,595.9	715.0
5,198.7	1,401.2
9,770.4	11,803.0
828.8	636.7
18,918.4	15,991.6

31,296.5	25,020.3

308.2	297.1

543.4	543.4
1,546.6	1,546.6
403.8	403.8
5.3	3.3

100.7	80.3
12,923.0	11,922.5
1,473.1	1,445.1
14,496.8	13,447.8
16,995.9	15,945.0

48,600.6	41,262.4

-	-

CC-Cash Flow-INA

13,707.6	12,036.9
311.3	147.5
271.3	194.7
-	3.7

(7,669.6)	(5,351.4)
(1,362.9)	(912.6)
(690.5)	(312.9)
(58.9)	(57.6)
(2.43)	1.4
4,506.0	5,749.6

17.8	40.1
1.3	-
1.1	0.3
(6,180.3)	(4,541.7)
(8.5)	-
-	47.7
-	(794.0)
(6,168.6)	(5,247.6)

1,946.6	2,050.9
1,650.0	3,000.0
109.1	-
2.9	(6.4)
(1,947.8)	-
(1,021.0)	(705.1)
(448.6)	(1,328.9)
(29.2)	(31.3)
(5.6)	(9.8)
256.4	2,969.4

(1,406.3)	3,471.4

8,053.0	2,807.3

-	25.3

6,646.7	6,304.0

250.6	240.4
7,802.4	2,566.9

8,053.0	2,807.3

2,515.6	753.7
266.6	0.0
-	113.6
-	88.2
-	(90.8)

-	-

CC-IS Consol-ENG

1000000000
				9430

	2007	2008

	9,146.4	10,226.0	1,084.4	0.1%
	1,568.2	2,121.2	224.9	0.4%
	1,165.3	1,301.5	138.0	0.1%
	11,880.0	13,648.8	1,447.4	0.1%

	3,389.0	4,423.0	469.0	0.3%
	3,053.9	3,385.8	359.0	0.1%
	1,205.0	1,236.2	131.1	0.0%
	510.1	703.2	74.6	0.4%
	517.6	567.6	60.2	0.1%
	8,675.6	10,315.7	1,093.9	0.2%

	3,204.4	3,333.1	353.5	0.0%

	151.2	353.5	37.5	1.3%
	(1,028.6)	(1,377.7)	(146.1)	0.3%
	(169.9)	(169.9)	(18.0)	0.0%
	(5.7)	(53.5)	(5.7)	8.3%
	(26.2)	(45.1)	(4.8)	0.7%
	(55.3)	30.3	3.2	1.5%
	(1,134.5)	(1,262.4)	(133.9)	0.1%

	2,069.9	2,070.7	219.6	0.0%

	(455.9)	(578.2)	(61.3)	0.3%
	(141.1)	2.8	0.3	-1.0%
	(597.0)	(575.4)	(61.0)	-0.0%

	1,472.9	1,495.3	158.6	0.0%

	(27.8)	(22.2)	(2.4)	-0.2%

	1,445.1	1,473.1	156.2	0.0%

	265.95	271.10	0.03	0.0%

	13,297.27	13,554.78	1.44	0.0%

	6,258.3	6,718.9
	52.68%	49.23%

CC-BS Consol-ENG

1000000000

			9430

	2007	2008

	6,303.9	6,646.7	704.8
			-
			-
	197.0	93.9	10.0
	1,038.3	1,149.8	121.9
	12.4	24.3	2.6
	114.2	179.0	19.0
	20.9	121.8	12.9
	34.4	66.3	7.0
	804.1	515.7	54.7
	639.3	963.7	102.2
	41.3	53.7	5.7
	9,205.6	9,814.7	1,040.8

	47.2	37.5	4.0
	76.0	96.7	10.3
	0.3	1.0	0.1
	2.7	2.7	0.3
	27,733.9	34,923.0	3,703.4
	2,413.9	2,129.9	225.9
	101.0	73.2	7.8
	213.3	188.6	20.0
	1,007.8	683.3	72.5
	460.7	649.9	68.9
	32,056.8	38,785.9	4,113.0

	41,262.4	48,600.6	5,153.8

	8.9	6.7	0.7
	348.1	563.2	59.7
	4,580.1	6,084.2	645.2
	302.6	396.8	42.1
	1,392.5	1,534.8	162.8
	786.0	1,064.2	112.9
	91.1	45.7	4.8
	132.8	108.2	11.5

	257.2	602.4	63.9
	1,050.0	1,916.4	203.2
	79.3	55.5	5.9
	9,028.7	12,378.1	1,312.6

	23.6	35.9	3.8
	1,412.1	1,488.7	157.9

	715.0	1,595.9	169.2
	1,401.2	5,198.7	551.3
	11,803.0	9,770.4	1,036.1
	636.7	828.8	87.9
	15,991.6	18,918.4	2,006.2

	25,020.3	31,296.5	3,318.8

	297.1	308.2	32.7

	543.4	543.4	57.6
	1,546.6	1,546.6	164.0

	403.8	403.8	42.8
	3.3	5.3	0.6

	80.3	100.7	10.7
	11,922.5	12,923.0	1,370.4
	1,445.1	1,473.1	156.2
	13,447.8	14,496.8	1,537.3
	15,945.0	16,995.9	1,802.3

	41,262.4	48,600.6	5,153.8

	0.0	0.0	0.0

CC-Cash Flow-ENG

		9.430

12,036.9	13,707.6	1,453.6
147.5	311.3	33.0
194.7	271.3	28.8
3.7	-	-

(5,351.4)	(7,669.6)	(813.3)
(912.6)	(1,362.9)	(144.5)
(312.9)	(690.5)	(73.2)
(57.6)	(58.9)	(6.2)
1.4	(2.4)	(0.26)
5,749.6	4,506.0	477.8

40.1	17.8	1.9
-	1.3	0.1
0.3	1.1	0.1
(4,541.7)	(6,180.3)	(655.4)
-	(8.5)	(0.9)
47.7	-	-
(794.0)	-	-
(5,247.6)	(6,168.6)	(654.1)

2,050.9	1,946.6	206.4
3,000.0	1,650.0	175.0
-	109.1	11.6
(6.4)	2.9	0.3
-	(1,947.8)	(206.6)
(705.1)	(1,021.0)	(108.3)
(1,328.9)	(448.6)	(47.6)
(31.3)	(29.2)	(3.1)
(9.8)	(5.6)	(0.6)
2,969.4	256.4	27.2

3,471.4	(1,406.3)	(149.1)

2,807.3	8,053.0	854.0

25.3	-	-

6,304.0	6,646.7	704.8

240.4	250.6	26.6
2,566.9	7,802.4	827.4

2,807.3	8,053.0	854.0

753.7	2,515.6	266.8
0.0	266.6	28.3
113.6	-	-
88.2	-	-
(90.8)	-	-

CC-IS Consol-INA

2008	2007

10,226.0	9,146.4	0.1%
2,121.2	1,568.2	0.4%
1,301.5	1,165.3	0.1%
13,648.8	11,880.0	0.1%

4,423.0	3,389.0	0.3%
3,385.8	3,053.9	0.1%
1,236.2	1,205.0	0.0%
703.2	510.1	0.4%
567.6	517.6	0.1%
10,315.7	8,675.6	0.2%

3,333.1	3,204.4	0.0%

353.5	151.2	1.3%
(1,377.7)	(1,028.6)	0.3%
(169.9)	(169.9)	0.0%
(53.5)	(5.7)	8.3%
(45.1)	(26.2)	0.7%
30.3	(55.3)	1.5%
(1,262.4)	(1,134.5)	0.1%

2,070.7	2,069.9	0.0%

(578.2)	(455.9)	0.3%
2.8	(141.1)	-1.0%
(575.4)	(597.0)	-0.0%

1,495.3	1,472.9	0.0%

(22.2)	(27.8)	-0.2%

1,473.1	1,445.1	0.0%

271.10	265.95	0.0%

13,554.78	13,297.27	0.0%

CC-BS Consol-INA

2008	2007

6,646.7	6,303.9

93.9	197.0
1,149.8	1,038.3
24.3	12.4
179.0	114.2
121.8	20.9
66.3	34.4
515.7	804.1
963.7	639.3
53.7	41.3
9,814.7	9,205.6

37.5	47.2
96.7	76.0
1.0	0.3
2.7	2.7
34,923.0	27,733.9
2,129.9	2,413.9
73.2	101.0
188.6	213.3
683.3	1,007.8
649.9	460.7
38,785.9	32,056.8

48,600.6	41,262.4

0.0	-

6.7	8.9
563.2	348.1
6,084.2	4,580.1
396.8	302.6
1,534.8	1,392.5
1,064.2	786.0
45.7	91.1
108.2	132.8

602.4	257.2
1,916.4	1,050.0
55.5	79.3
12,378.1	9,028.7

35.9	23.6
1,488.7	1,412.1

1,595.9	715.0
5,198.7	1,401.2
9,770.4	11,803.0
828.8	636.7
18,918.4	15,991.6

31,296.5	25,020.3

308.2	297.1

543.4	543.4
1,546.6	1,546.6
403.8	403.8
5.3	3.3

100.7	80.3
12,923.0	11,922.5
1,473.1	1,445.1
14,496.8	13,447.8
16,995.9	15,945.0

48,600.6	41,262.4

-	-

CC-Cash Flow-INA

13,707.6	12,036.9
311.3	147.5
271.3	194.7
-	3.7

(7,669.6)	(5,351.4)
(1,362.9)	(912.6)
(690.5)	(312.9)
(58.9)	(57.6)
(2.43)	1.4
4,506.0	5,749.6

17.8	40.1
1.3	-
1.1	0.3
(6,180.3)	(4,541.7)
(8.5)	-
-	47.7
-	(794.0)
(6,168.6)	(5,247.6)

1,946.6	2,050.9
1,650.0	3,000.0
109.1	-
2.9	(6.4)
(1,947.8)	-
(1,021.0)	(705.1)
(448.6)	(1,328.9)
(29.2)	(31.3)
(5.6)	(9.8)
256.4	2,969.4

(1,406.3)	3,471.4

8,053.0	2,807.3

-	25.3

6,646.7	6,304.0

250.6	240.4
7,802.4	2,566.9

8,053.0	2,807.3

2,515.6	753.7
266.6	0.0
-	113.6
-	88.2
-	(90.8)

-	-

9M-08 Results